Filed by Xperi Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Xperi Corporation; TiVo Corporation; XRAY-TWOLF Holdco Corporation

Commission File No.: 001-37956

All Employee Meeting JOn Kirchner December 19, 2019

Transformative Merger Creating LEADING PLATFORMS in Consumer & Entertainment Technology and IP Licensing Bringing content together and enabling extraordinary experiences

Disclaimers No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Xperi’s and TiVo’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Xperi and TiVo, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, cost savings, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Holdco’s businesses and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Xperi and TiVo; (iii) Xperi’s ability to implement its business strategy; (iv) pricing trends, including Xperi’s and TiVo’s ability to achieve economies of scale; (v) potential litigation relating to the proposed transaction that could be instituted against Xperi, TiVo or their respective directors; (vi) the risk that disruptions from the proposed transaction will harm Xperi’s or TiVo’s business, including current plans and operations; (vii) the ability of Xperi or TiVo to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (ix) uncertainty as to the long-term value of Holdco common stock; (x) legislative, regulatory and economic developments affecting Xperi’s and TiVo’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Xperi and TiVo operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Xperi’s and/or TiVo’s financial performance; (xiv) restrictions during the pendency of the proposed transaction that may impact Xperi’s or TiVo’s ability to pursue certain business opportunities or strategic transactions; (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Xperi’s and TiVo’s response to any of the aforementioned factors; (xvi) failure to receive the approval of the stockholders of Xperi and/or TiVo; and (xvii) any plans regarding a potential separation of the combined businesses. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Joint Proxy Statement/Prospectus to be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the Joint Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Xperi’s or TiVo’s consolidated financial condition, results of operations, or liquidity. Neither Xperi nor TiVo assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Disclaimers Important Information and Where to Find It In connection with the proposed transaction, Xperi Corporation (“Xperi”) and TiVo Corporation (“TiVo”) will cause the future parent company (“Holdco”) to file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Xperi and TiVo and that also will constitute a prospectus of Holdco (“Joint Proxy Statement/Prospectus”). Xperi, TiVo and Holdco may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Xperi, TiVo or Holdco may file with the SEC. INVESTORS, XPERI STOCKHOLDERS AND TIVO STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors, Xperi stockholders and TiVo stockholders may obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents that are filed or will be filed with the SEC by Xperi, TiVo or Holdco through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Xperi or TiVo at the following: Xperi Corporation 3025 Orchard Parkway San Jose, California 95134 Attention: Investor Relations 818-436-1231 IR@Xperi.com TiVo Corporation 2160 Gold Street San Jose, California 95002 Attention: Investor Relations 818-295-6651 IR@tivo.com Participants in the Solicitation Xperi, TiVo or Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Xperi’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Xperi’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 20, 2019. Information regarding TiVo’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in TiVo’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 15, 2019. Xperi stockholders and TiVo stockholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the proposed transaction, including the interests of Xperi and TiVo directors and executive officers in the transaction, which may be different than those of Xperi and TiVo stockholders generally, by reading the Joint Proxy Statement/Prospectus and any other relevant documents that are filed or will be filed with the SEC relating to the transaction.

Today’s Announcement Big news!! Transformational transaction that creates leading platforms in consumer and entertainment technology and IP licensing Potential to impact hundreds of millions of consumers and billions of devices around the globe Effectively addresses ever-increasing consumer desire to enjoy entertainment anywhere, anytime, on any device Aligns with Xperi’s strategy to develop smarter, more intelligent technology that enables extraordinary experiences

Compelling Strategic Transaction 1 Xperi evaluates the Company’s financial performance in part based on billings due to the close alignment between billings and cash receipts from licensing activity. Xperi believes billings is an important metric to provide to readers of its financial results. Creating a Leader in Consumer & Entertainment Technology and IP Licensing Xperi creates innovative technology solutions that enable extraordinary experiences for people around the world TiVo brings entertainment together, making it easy to find, watch, and enjoy $3B Enterprise Value >$1B TiVo Revenue / Xperi Billings1 >$250M Operating Cash Flow

Transaction Summary Transaction Structure All-stock transaction Xperi shareholders will own 46.5% and TiVo stockholders will own 53.5% of the new company Expected to close in Q2 of 2020 Company Name & Brands Combined company will use the Xperi name TiVo will operate under Xperi umbrella as sub-brand along with DTS, HD Radio, IMAX Enhanced, and Invensas Governance & Leadership CEO: Jon Kirchner; CFO: Robert Andersen Executive leadership team to be a blend Board to be made up of three directors from each company, plus Jon Kirchner

Product Licensing

Powerful Combination

Significant Reach into Home, Auto, and Mobile Markets

XPERI

- ~100M Annual TVs
- ~400M Radio Listeners
- ~200M Annual Smartphones



TIVO

- >30M Subscriber Households
- >30M Personalized Content Discovery Households
- >70M Rich Media Metadata Assets

Relationship, Channel, and Scale Benefits

XPERI | TIVO

8

Two Leading IP Portfolios with 10,000+ Patents and Applications Foundational IP across multiple large markets Combines two businesses with strong track records in patent monetization and value creation Leverage innovative R&D teams to develop new patented technologies and enhance sourcing capabilities Strong recurring cash flow with long-term agreements from combined business Limited Licensee Overlap – Increased Diversification, Scale, and Reduced Volatility IP Licensing Pay-TV TV Mobile OTT Social Semiconductor Memory RF NAND

Broad Customer Footprint Telstra LG pandora COGECO COMMUNICATIONS AT&T ROGERS HBO SONY

TiVo Overview Bringing Entertainment Together, Making it Easy to Find, Watch, and Enjoy Product Licensing IP Licensing 20+ Years of Innovation Heritage Bringing Entertainment Together: Live, SVOD, AVOD, Digital Enabling Discovery of Content for Any Screen, Anywhere, Anytime Through End-to-End Cable Operator & Consumer Products Deploying Unique Metadata and AI to Deliver Personalized Entertainment Experiences Bringing Content Creators and Consumers Together to Create Highly Engaged and Valuable Relationships Vital, Enduring Patents for the Global Entertainment Ecosystem of Today and Tomorrow Hyper-Personalized: Content & Ads

Quick, seamless access to content and simple, smart user experience Predictive results tailored to user behaviors Dynamic, descriptive entertainment metadata Targeted audience segments and predictable advertising outcomes ~100M annual TV unit volume Existing relationships with all top 10 TV brands Strong relationships with all major ICs, OEMs, and content providers Delivering an Integrated, Personalized Entertainment Solution Transform home entertainment discovery and presentation through integrated, intelligent user experience, audio, imaging, and wireless solutions Combined Platform Enhances and Simplifies Customer Experience

Dynamic, descriptive video and music metadata Content discovery technology to power personalized music playlists Cloud powered, device-agnostic platform with seamless integration across devices 52% HD Radio penetration rate in U.S. autos Business with all 41 auto brands sold in North America Partnerships with all major IC, Tier 1, OEMs, and Broadcasters Connected Radio commercial launch scheduled for 2020 Delivering an Entertainment Hub on Wheels Revolutionize in-cabin automotive experience through highly personalized, connected entertainment solutions

Twelve Months Ended 9/30/19 Attractive Financial Profile IP Billings/Revenue Operating Cash Flow CapEx Patents and Applications Product Billings/Revenue $217M1 $171M $9M 5,486 $212M1 $305M $87M $23M 5,386 $356M $522M $258M $32M 10,872 $568M 1 Xperi focuses on billings as a key measure of its business performance since billings closely aligns with Xperi’s cash collection. Significant Scale and Synergies Diverse IP Portfolio Expect Meaningful Accretion Low CapEx Businesses Foundational IP

Meaningful Benefits for Stakeholders Shareholders All-stock transaction allows shareholders from both companies to participate in long-term growth of stronger combined company Improved financial and credit profile with diversified cash flows Enhanced scale will be key driver to execute strategy and create significant value for shareholders Customers Stronger product offerings and focus on new innovative solutions for customers More robust technical and R&D capabilities to meet evolving customer needs Integrated operational efficiencies drive faster go-to-market Employees Broad-ranging opportunities to share in long-term growth of larger, better capitalized, consumer entertainment technology and IP leader Greater depth and breadth of technical and business talent provides a stronger platform for innovation and growth

Some Natural Questions … A Short List Why did we decide to do this? Isn’t TiVo, while a well-known brand and pioneer, old technology? Does this help the product business or IP business? After we combine, what happens next? What is our strategy? Where will the business be located? Are there likely to be significant changes in the near term? Who will be involved with integration? What is the plan? How many employees does TiVo have? Which locations? What will Wall Street think? What do I need to do now? Anything different? Does anything change in the near term? Will our locations move as a result of this combination?

QUESTION & ANSWER SESSION